

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 16, 2010

VIA U.S. MAIL AND FACSIMILE

Nancy G. Willis
Vice President
U.S. Trust, Bank of America
Private Wealth Management
Trustee
P.O. Box 830650
Dallas, Texas 75283-0650

> **Re:** **Hugoton Royalty Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **File No. 001-10476**

Dear Ms. Willis:

We have reviewed your response letter dated August 25, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Producing Acreage, Drilling and Well Counts, page 11

1.   We note your response to comment 2 in our letter dated July 29, 2010. Please clarify, if true, that you do not have any exploratory wells.

2.   We note your response to comments 2, 3 and 6 in our letter dated July 29, 2010. It appears that you have an immaterial amount of proved undeveloped reserves, that you are not drilling many new wells and that your producing properties are subject to production declines. In light of this, please discuss in greater detail the extent of your development projects to replace your depleting assets. Disclose the "rates of decline which are common to the industry in the areas where the trust's properties are located." Discuss your future prospects in light of these trends. In addition, we reissue comment 7 in our letter dated July 29, 2010. Please place in this discussion in the Business or MD&A sections, and expand the risk factor titled "The assets of the trust represent interests in depleting assets…."

Oil and Natural Gas Production, page 14

3.   We note your response to comment 4 in our letter dated July 29, 2010 that you do not *analyze* production information by field. Please clarify whether production information by field is available to you. If not, please present production information by such other breakdown as available to you, such as by conveyance.

Exhibits

4.   We note your response to comment 8 in our letter dated July 29, 2010 that since the trust is not a party to the contracts, they are not required to be filed as exhibits. Item 601(b)(10) requires the filing of contracts as to which the registrant has a beneficial interest. Please provide further analysis as to why these contracts do not need to be filed.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Anne Nguyen Parker, Branch Chief, at (202) 551-3611 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director